Exhibit 2.1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of October 12, 2006, by and among ANGIODYNAMICS, INC., a Delaware corporation (the “Purchaser”), ONCOBIONIC, INC., a California corporation (the “Company”), and the shareholders of the Company who are signatories hereto (each, a “Seller” and collectively, the “Sellers”). Capitalized terms used in this Agreement without definition shall have the meanings set forth or referenced in Article IX.

W I T N E S S E T H:

WHEREAS, the Purchaser, the Company and certain of the Sellers are parties to that certain Distribution and Purchase Option Agreement, dated as of June 28, 2004 (the “Distribution Agreement”), pursuant to which, among other things, (i) the Company has granted the Purchaser a worldwide exclusive right to market and distribute a family of products called the “tissue portal” for use in the field of image guided tumor ablation, subject to certain limitations set forth in the Distribution Agreement, and (ii) such Sellers had granted the Purchaser an option to purchase all of the Shares owned by them upon the terms and subject to the conditions set forth in the Distribution Agreement;

WHEREAS, the Sellers are collectively the beneficial and record owners of all of the issued and outstanding capital stock of the Company, comprised of 987,000 shares of common stock, no par value per share (collectively, the “Shares”);

WHEREAS, the Purchaser desires to purchase from the Sellers, and the Sellers desire to sell to the Purchaser, all of the Shares, upon the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES

1.1 Agreement to Purchase and Sell. Upon the terms and subject to the conditions set forth herein, each of the Sellers agrees to sell to the Purchaser, and the Purchaser agrees to purchase from each Seller, at the Closing all of the Shares owned by such Seller, free and clear of all Liens.

1.2 Purchase Price. Subject to the terms and conditions of this Agreement, the aggregate purchase price (the “Purchase Price”) for the Shares shall be the sum of (a) TWENTY-FIVE MILLION DOLLARS ($25,000,000) less the Long-Term Debt as of the Closing Date (the

“Fixed Purchase Price”) and (b) the Contingent Purchase Price determined in accordance with Section 1.6. The Fixed Purchase Price shall be payable when, as and if provided in Section 1.5 hereof and the Contingent Purchase Price shall be payable when, as and if provided in Section 1.6 hereof. As used in this Agreement, the term “Long-Term Debt” shall mean, with respect to any date, the long-term debt, net of current portion, of the Company as of such date, as determined in accordance with GAAP applied on a consistent basis. Subject to the foregoing sentence, the actual amount of the Long-Term Debt as of the Closing Date shall be determined mutually by the Purchaser and the Shareholder Representative.

1.3 Deposit. Contemporaneously with the execution of this Agreement, Purchaser shall pay to Sellers the sum of $5,000,000 as a non-refundable deposit toward the purchase price (the “Deposit”). The Deposit shall be applied to the Purchase Price upon the Closing. Should the Closing not occur for any reason, the Deposit shall be forfeited by Purchaser and may be retained by Sellers. For Federal income tax purposes, it is intended that the forfeiture of the Deposit shall qualify as a gain attributable to the cancellation, lapse, expiration, or other termination of a right with respect to a capital asset within the meaning of Section 1234A of the Code.

1.4 General Payment Provisions. Payment of the Purchase Price is subject to the following provisions:

(a) Per Share Consideration. The amount of the Purchase Price is expressed as an aggregate amount for the purchase of all of the Shares. Accordingly, the Purchase Price on a per Share basis (the “Per Share Consideration”) shall equal a quotient, rounded to the nearest whole cent, of the applicable amount divided by the total number of Shares issued and outstanding immediately prior to the Closing. With respect to each Payment Installment, each Seller shall be entitled to receive an amount equal to (x) the total number of Shares owned by such Seller immediately prior to the Closing, multiplied by (y) the Per Share Consideration.

(b) Shareholder Representative Expenses. Pursuant to Section 8.3, the expenses incurred by the Shareholder Representative may be deducted from, and paid to the Shareholder Representative out of, any Payment Installment.

(c) Method of Payment. Each Payment Installment shall be paid by wire transfer to the client trust fund account of Spectrum Law Group – Indeglia, P.C. in accordance with written wire transfer instructions furnished by Sellers to Purchaser. Wire transfer of a Payment Installment to such account shall be deemed to satisfy Purchaser’s payment obligations hereunder to each Seller.

1.5 Payment of Fixed Purchase Price. The Fixed Purchase Price shall be paid in the following Payment Installments:

(a) Deposit. At the Closing, the amount of the Deposit shall be credited toward the Fixed Purchase Price.

(b) Closing Installment. At the Closing, the Purchaser shall pay the Sellers, in the aggregate, an amount (the “Closing Installment”) equal to fifty percent (50%) of the balance of the Fixed Purchase Price remaining after application of the Deposit.

(c) Six Month Anniversary Installment. Six (6) months after the Closing Date (and if such date is not a Business Day, then the next succeeding Business Day), the Purchaser shall pay the Sellers, in the aggregate, an amount equal to twenty-five percent (25%) of the balance of the Fixed Purchase Price remaining after application of the Deposit.

(d) Eighteen Month Anniversary Installment. Eighteen (18) months after the Closing Date (and if such date is not a Business Day, then the next succeeding Business Day), the Purchaser shall pay the Sellers, in the aggregate, an amount equal to twenty-five percent (25%) of the balance of the Fixed Purchase Price remaining after application of the Deposit.

1.6 Contingent Purchase Price.

(a) The Company believes its irreversible electroporation technology may have application for use in Cardiovascular Products. In the event the Company, the Purchaser, or an Affiliate of the Purchaser obtains one or more Cardiovascular Patents and proceeds to develop, market, and sell (or license third parties to sell) Cardiovascular Products, Purchaser will pay to the Sellers, in the aggregate, as part of the Purchase Price, an additional amount (the “Contingent Purchase Price”) equal to 3% of the Net Sales of Cardiovascular Products covered by the claims of a Cardiovascular Patent.

(b) Nothing in this Agreement shall impose upon Purchaser or the Company any obligation to (i) develop Cardiovascular Products following the Closing in the event Purchaser determines that development of Cardiovascular Products is not economically or technologically feasible or (ii) sell Cardiovascular Products, once developed, if Purchaser determines that Cardiovascular Products no longer are economically or technologically viable. In such event, Purchaser and the Company shall be free to discontinue further development or marketing efforts, and no Contingent Purchase Price shall be owed.

(c) Subject to the foregoing, payment of any Contingent Purchase Price that becomes due shall commence upon the first commercial sale of a Cardiovascular Product that is covered by the claims of a Cardiovascular Patent and shall continue until the last to expire of the Cardiovascular Patents. Contingent Purchase Price shall be paid within 60 days of the end of each March, June, September, and December and shall be accompanied by a report showing for such period (i) the number of Cardiovascular Products sold, (ii) the Net Sales received by the Company from such sales, and (iii) the total Contingent Purchase Price payable. Payment of each installment of Contingent Purchase Price shall be made to the Shareholder Representative who shall be responsible for remitting to each Seller the Seller’s pro rata share of such installment. Payment of Contingent Purchase Price by Purchaser to the Shareholder Representative shall discharge Purchaser’s obligations hereunder as to each Seller.

(d) The Purchaser and the Company shall keep, or cause to be kept, accurate records of the Net Sales made by the Company. The Shareholder Representative and his duly authorized agents may, at all reasonable times, examine the pertinent records of the Purchaser and the Company in order to verify the Net Sales made by the Company.

(e) The Purchaser agrees that it will not, and will not permit the Company to, sell or license (a) the rights to a Cardiovascular Patent, or (b) the right to sell Cardiovascular Products covered by a Cardiovascular Patent, unless (i) in the case of a sale, the acquiring party assumes the obligation to pay the Contingent Purchase Price in accordance with the terms of this Section 1.6, and agrees to provide the Shareholder Representative an opportunity to inspect its books and records in order to verify the Net Sales of Cardiovascular Products, and (ii) in the case of a license, the licensee agrees to provide the Purchaser or the Company an opportunity to inspect its records in order to verify the Net Sales of Cardiovascular Products, the results of which shall be furnished to the Shareholder Representative.

(f) From and after the Closing, the Purchaser shall cause the Company to diligently and in good faith prosecute the Cardiovascular Patent applications filed by the Company with the U.S. Patent Office as of the date of this Agreement, provided, however, that Purchaser shall not be obligated to continue to pursue claims included in a pending application once they have been twice rejected or finally rejected (whichever occurs earlier) by the U.S. Patent Office.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties concerning the Company. The Majority Shareholders and the Company, jointly and severally, hereby represent and warrant to the Purchaser as follows:

(a) Authority. The Company has the corporate power and authority to enter into and deliver this Agreement and each of the other agreements, certificates, instruments and documents contemplated hereby (collectively, the “Ancillary Documents”) to which it is a party, to carry out its obligations hereunder and under any Ancillary Document and to consummate the transactions contemplated hereby and by the Ancillary Documents. All actions, authorizations and consents required by Law for the execution, delivery and performance by the Company of this Agreement and each Ancillary Document to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been properly taken or obtained, including without limitation, the approval of this Agreement and the transactions contemplated by it by the Board of Directors of the Company.

(b) Execution and Delivery. This Agreement has been, and each Ancillary Document to which the Company is a party will be at the Closing, duly authorized, executed and delivered by the Company and constitutes (or when executed will constitute) a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms and conditions, except as enforceability thereof may be limited by applicable bankruptcy, reorganization, insolvency or other similar laws affecting or relating to creditors’ rights generally or by general principles of equity.

(c) No Conflicts. Except as set forth on Schedule 2.1(c), the execution, delivery and performance by the Company of this Agreement and each Ancillary Document to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not violate, conflict with or result in a breach of any term, condition or provision of, or require the consent of any Person under, or result in the creation of or right to create any Lien upon any of the assets of the Company under, (i) any Laws to which the Company or any of its assets are subject, (ii) any permit, judgment, order, writ, injunction, decree, or award of any Governmental Authority to which the Company or any of its assets are subject, (iii) the Organization Documents of the Company, or (iv) any license, indenture, promissory note, bond, credit or loan agreement, lease, agreement, commitment or other instrument or document to which the Company is a party or by which the Company or any of its assets are bound.

(d) Governmental Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority, is required to be obtained by the Company in connection with or as a result of the execution and delivery of this Agreement or any of the Ancillary Documents, or the performance of its obligations hereunder and thereunder.

(e) Organization, Standing and Qualification. The Company is a corporation duly incorporated, validly existing, and in good standing under the Laws of the State of California. The Company has the corporate power and authority to own, lease, and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business and in good standing in each jurisdiction where the nature of the activities conducted by it or the character of the properties owned, leased or operated by it require such qualification. Each such jurisdiction is identified on Schedule 2.1(e). The Company’s corporate minute books reflect all material resolutions approved and other material actions taken by its shareholders or Board of Directors and any committees thereof since the date of its incorporation. The Company has previously delivered to the Purchaser true, correct, and complete copies of the Articles of Incorporation and Bylaws of the Company, each as currently in effect (collectively, the “Organization Documents”).

(f) Capitalization. The authorized capital stock of the Company consists of 200,000,000 shares of common stock, of which 987,000 shares are issued and outstanding, and 50,000,000 shares of preferred stock, none of which are issued and outstanding. As of the date hereof, each Seller owns of record such number of shares of Common Stock as is set forth opposite such Seller’s name on Schedule 2.1(f). The Shares constitute all of the issued and outstanding capital stock of the Company. All of the issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable. No shares of capital stock are held in treasury. Except as disclosed in Schedule 2.1(f), there are no outstanding subscriptions, options, warrants, calls, contracts, demands, commitments, convertible or exchangeable securities, profits interests, conversion rights, preemptive rights, rights of first refusal or other rights, agreements, arrangements or commitments of any nature whatsoever under which the Company is or may become obligated to issue, redeem, assign or transfer any shares of capital stock or purchase or make payment in respect of any shares of capital stock of the Company now or previously outstanding, and there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to or any shares of its capital stock.

(g) No Subsidiaries or Other Equity Interests. The Company does not, nor has it ever at any time since its organization, had a direct or indirect Subsidiary or owned, directly or indirectly, any equity, investment or other equity interest, or any right (contingent or otherwise) to acquire the same, in any other Person.

(h) Financial Statements. The Company has previously delivered to the Purchaser true, complete, and correct copies of unaudited financial statements of the Company for the fiscal year ended May 31, 2006 and for the three month period ended August 31, 2006 (collectively, the “Financial Statements”). The Financial Statements were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except for the absence of footnotes) and fairly present the financial position of the Company as of the respective dates thereof and the results of its operations and cash flows for the respective periods then ended.

(i) Absence of Undisclosed Liabilities. Except (i) to the extent adequately reflected on or reserved against in the Financial Statements or (ii) as set forth on Schedule 2.1(i), as of May 31, 2006 (the “Balance Sheet Date”), the Company had no direct or indirect Liabilities for any period prior to such date or arising out of transactions entered into or any set of facts existing prior thereto. Except as set forth on Schedule 2.1(i), since the Balance Sheet Date, the Company has not incurred any Liabilities except for Liabilities incurred in the ordinary course of business consistent with recent past practice.

(j) Ordinary Course. Since the Balance Sheet Date, except as otherwise disclosed on Schedule 2.1(j), the Company has operated its business in the ordinary course consistent with past practice and there has not occurred:

(i) any change in the condition (financial or otherwise), properties, assets, liabilities, business, prospects, operations or results of operations that has had or could reasonably be expected to have a Material Adverse Effect on the Company;

(ii) any amendments or changes in any of its Organization Documents;

(iii) any issuance or sale of any shares of or interests in, or rights of any kind to acquire any shares of or interests in, or receipt of any payment based on the value of, its capital stock or any securities convertible or exchangeable into shares of its capital stock (including, without limitation, any stock options, phantom stock or stock appreciation rights) or any adjustment, split, combination or reclassification of its capital stock, or any declaration or payment of any dividend or any distribution on, or any redemption, purchase, retirement or other acquisition, directly or indirectly, of any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock;

(iv) any investment of a capital nature on its own account in excess of $50,000 individually or $250,000 in the aggregate;

(v) any entering into, amendment of, modification in, relinquishment, termination or non-renewal by the Company of any material contract, lease, transaction, commitment or other right or obligation, except for purchase and sale commitments entered into in the ordinary course of business consistent with recent past practice;

(vi) any waiver, forfeiture or failure to assert any rights of a material value or made, whether directly or indirectly, any payment of any material Liability before the same came due in accordance with its terms;

(vii) any material damage, destruction, or loss of the Company’s assets or properties, whether covered by insurance or not;

(viii) any payment of (or any making of oral or written commitments or representations to pay) any bonus, increased salary or special remuneration to any director, officer, employee or consultant or any entry into or alterations of the terms of any employment, consulting or severance agreement with any such person (other than payments made in accordance with existing agreements or commitments disclosed on Schedule 2.1(o)(i) or made in the ordinary course of business consistent with recent past practice); any payment of any severance or termination pay (other than payments made in accordance with existing plans or agreements disclosed on Schedule 2.1(o)(i)); any grant of stock option or issuance of any restricted stock or warrant to acquire capital stock; any entry into or modification of any Employee Benefit Plan (except as required by law);

(ix) any modification of any term of benefits payable under any Employee Benefit Plan;

(x) (A) any creation, incurrence or assumption of any Liability for borrowed money in excess of $50,000, (B) issuance or sale of any securities convertible into or exchangeable for debt securities of the Company; or (C) issuance or sale of options or other rights to acquire from the Company, directly or indirectly, debt securities of the Company or any securities convertible into or exchangeable for any such debt securities;

(xi) any material change in the amounts or scope of coverage of insurance policies;

(xii) any merger or consolidation with any other Person, acquisition of any capital stock or other securities of any other Person, or acquisition of all or a significant portion of the assets of any other Person, or acquisition of any assets or properties from any Seller or its affiliate or family member;

(xiii) any assumption or guarantee of any Liability or responsibility (whether primarily, secondarily, contingently or otherwise) for the obligations of any other Person;

(xiv) any loan, advance (including, without limitation, any loan or advance to any stockholder, officer, director or employee of such Company) or capital contribution to, or investment in, any Person in excess of $50,000, except travel advances to employees in the ordinary course of business consistent with recent past practice;

(xv) any sale, transfer or lease to others of, any grant, creation or assumption of Liens against, or otherwise disposed of, any of its material assets, whether tangible or intangible;

(xvi) to the Knowledge of the Company, any lapse, failure to take any actions to protect, or any adverse change in respect of any of its Proprietary Rights; or

(xvii) any agreement or commitment, in writing or otherwise, to take any of the actions described in the foregoing subclauses (i) through (xvi).

(k) Title to Assets. Except as disclosed on Schedule 2.1(k), the Company has good and marketable title to all of the material tangible and intangible assets owned by it, free and clear of any Liens, and none of such assets are owned by any Person other than the Company. The Company owns, leases, licenses or otherwise has the contractual right to use all of the material assets used in or necessary for the conduct of its business as currently conducted.

(l) Receivables and Payables. Schedule 2.1(l) sets forth an aging schedule of the Company’s accounts receivable and accounts payable as of a date which is within three (3) business days of the date hereof. To the Knowledge of the Company, its accounts receivable are collectible in full, net of any allowance for uncollectible accounts receivable reserved on its books, without resort to litigation.

(m) Real Property.

(i) The Company does not now own, and has never owned, any real property.

(ii) Schedule 2.1(m) sets forth a true and complete list of all real property leased or otherwise used or occupied by the Company, identifying the lessor or other owner thereof (the “Real Property”) and the terms of the lease or occupancy.

(iii) To the Knowledge of the Company, (A) there is not existing or proposed as a matter of public record or, to the Knowledge of the Company, presently contemplated, any condemnation or similar action, or zoning action or proceeding, with respect to any portion of the Real Property, (B) none of the existing buildings and improvements which in part comprise the Real Property fails to comply fully with all size, height, set back, use and other zoning restrictions and regulations applicable thereto, including, without limitation, the parking space requirements of all applicable zoning ordinances and regulations, (C) the Company or its landlord has obtained all licenses, permits, approvals, certificates, and other authorizations required by applicable Laws for the use and occupancy of the Real Property as it is currently being utilized, and (D) none of the Real Property is subject to any encumbrance, easement, right-of-way, building or use restriction, exception, variance, reservation, limitation or other Liens which might in any material respect interfere with or impair the continued use thereof as currently utilized or proposed to be utilized by the Company.

(n) Proprietary Rights.

(i) Except as set forth on Schedule 2.1(n)(i), the Company owns or possesses licenses or other rights to use all trademarks, trade and business names, internet domain names, service marks, service names, copyrights, customer lists, trade secrets, and patents (collectively, “Proprietary Rights”) that are necessary to the conduct of the Company’s business as currently conducted and, to the Knowledge of the Company, to market and sell the Products defined in the Distribution Agreement.

(ii) Schedule 2.1(n)(ii) sets forth a true and complete list of all trademarks, trade names, service marks, service names, internet domain names, copyrights and patents included in the Proprietary Rights of the Company (identifying which are owned and which are licensed), including all United States, state and foreign registrations or applications for registration thereof and all agreements relating thereto. The Company has good and valid title to the Proprietary Rights described on Schedule 2.1(n)(ii) which are owned by the Company and a valid right to use the Proprietary Rights described on Schedule 2.1(n)(ii) which are licensed to the Company. All filing, registration, maintenance or similar fees payable in connection with each registration (or application therefore) of Proprietary Rights owned by the Company set forth on Schedule 2.1(n)(ii) have been paid. Each such registration of Proprietary Rights owned by the Company is in full force and effect and, to the Knowledge of the Company, each registration of Proprietary Rights licensed to the Company is in full force and effect.

(iii) Except as disclosed in Schedule 2.1(n)(iii), the Company is not required to pay any royalty, license fee, or similar compensation in connection with the conduct of its business as currently conducted.

(iv) To the Knowledge of the Company, the Company has not interfered with, infringed upon, misappropriated or otherwise come into conflict with, and the products under development by the Company do not interfere with or infringe upon, the Proprietary Rights of any other Person, nor has the Company committed any acts of unfair competition. No claims have been asserted by any Person alleging such interference, infringement, misappropriation, conflict or act of unfair competition.

(v) To the Knowledge of the Company, no Person is infringing upon its Proprietary Rights.

(vi) Except as set forth on Schedule 2.1(n)(vi), there are no Proprietary Rights developed by any shareholder, director, officer, consultant or employee of the Company that are used in the Company’s business and that have not been transferred to, or are not owned free and clear of any Liens by, the Company.

(vii) The Company has not licensed or sublicensed any of the Proprietary Rights to another Person.

(viii) To the Knowledge of the Company, each patent included within the Proprietary Rights, whether owned by or licensed to, the Company is valid and enforceable.

(o) Material Agreements. Schedule 2.1(o)(i) sets forth a true and complete list, and the Company has provided to the Purchaser complete copies (including all amendments and extensions thereof and all waivers thereunder) or, if oral, an accurate and complete description of, each of the following, whether written or oral, to which the Company is a party or is otherwise bound (each, a “Material Agreement”):

(i) all loan agreements, indentures, mortgages, notes, installment obligations, capital leases, or other agreements or instruments relating to the borrowing of money (or guarantees thereof) in excess of $50,000 in the aggregate;

(ii) all continuing contracts or commitments for the future purchase, sale or manufacture of products, materials, supplies, equipment or services requiring payment to or from the Company in an amount in excess of $50,000 per annum which are not terminable on 30 days’ or less notice without cost or other liability at or any time after the Closing Date, or in which the Company has granted or received manufacturing rights, most favored nation pricing provisions or exclusive rights relating to any product or service;

(iii) all contracts with any Governmental Authority;

(iv) all leases, subleases, licenses or any other agreements or arrangements under which the Company has the right or license to use any personal property (whether tangible or intangible) or Proprietary Right owned or licensed by another Person;

(v) all licenses, agreements or arrangements under which any other Person has the right or license to use any real property or personal property (whether tangible or intangible) or Proprietary Right, owned, leased or licensed by the Company;

(vi) all contracts or understandings which by their terms restrict the ability of the Company to conduct its business or to otherwise compete, including as to manner or place;

(vii) all joint venture or similar agreements or understandings;

(viii) all leases and other agreements pertaining to the Real Property;

(ix) all collective bargaining, employment, severance, consulting, nondisclosure or confidentiality agreements, and agreements requiring a charge of control or parachute payments, or any other type of contract or understanding with any officer, employee or consultant, other than pursuant to Employee Benefit Plans, which is not immediately terminable by the Company without cost or other liability to the Company;

(x) all agreements with sales agents or representatives, wholesalers, distributors and dealers;

(xi) all agreements concerning any Hazardous Materials; and

(xii) all other contracts, without regard to monetary amount, which were not entered into in the ordinary course of business consistent with past practice or which are material to the conduct of the Company’s business and not listed above.

Except as disclosed on Schedule 2.1(o)(ii), the Company is not, and to the Knowledge of the Company, any other party thereto is not, in default under any Material Agreement and no event has occurred or is reasonably expected to occur which (after notice or lapse of time or both) would become a breach or default under, or would otherwise permit modification, cancellation, acceleration or termination of, any Material Agreement or would result in the creation of or right to obtain any Lien upon, or any Person obtaining any right to acquire, any assets, rights or interests of the Company. Except as disclosed on Schedule 2.1(o)(iii), (i) each Material Agreement is in full force and effect and is a valid and binding obligation of the Company, and, to the Knowledge of the Company, the other parties thereto; (ii) there are no unresolved disputes with respect to any Material Agreement; and (iii) the Company has not received notification that any party to a Material Agreement intends either to modify, cancel or terminate such Material Agreement.

(p) Litigation. Except as disclosed on Schedule 2.1(p), there is no claim, legal action, suit, arbitration, investigation or other proceeding pending, or to the Knowledge of the Company, threatened against or relating to the Company or its assets. Neither the Company nor any of its assets are subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority. To the Knowledge of the Company, there is currently no investigation or review by any Governmental Authority with respect to the Company pending or threatened, nor has any Governmental Authority notified the Company of its intention to conduct the same.

(q) Compliance with Laws. Except as disclosed on Schedule 2.1(q), the Company has all licenses, permits, registrations and other authorizations from all applicable Governmental Authorities necessary or desirable for the conduct of its business as currently conducted. Schedule 2.1(q) hereto sets forth (i) a true and complete list of all such licenses, permits and other authorizations obtained by the Company, each of which is in full force and effect and no violations thereunder have been recorded and (ii) all licenses, permits, registrations and authorizations which, to the Knowledge of the Company, must be obtained in order to market and sell the products currently under development by the Company. The Company is in compliance, and has complied, with all Laws applicable to it and has not received any notice of any violation thereof.

(r) Environmental Matters. Except as disclosed in Schedule 2.1(r):

(i) During the period that the Company has owned, leased or operated any properties or facilities, neither it nor, to the Knowledge of the Company, any other Person has disposed, released, or participated in or authorized the release or threatened release of Hazardous Materials on, from or under such properties or facilities. To the Knowledge of the Company, there is not now nor has there ever been any presence, disposal, release or threatened release of Hazardous Materials on, from or under any of such properties or facilities, which may have occurred prior to the Company having taken possession of any of such properties or facilities. For the purposes of this Agreement, the terms “disposal,” “release,” and “threatened release” shall have the definitions assigned thereto by the Comprehensive Environmental Response Compensation and Liability Act of 1980, 42 U. S.C. § 9601 et seq., as amended (“CERCLA”).

(ii) To the Knowledge of the Company, the operations of the Company and properties that the Company owns, leases or operates, are in compliance with Environmental Law. During the time that the Company has owned, leased or operated its properties and facilities, neither the Company nor, to the Knowledge of the Company, any other Person has used, generated, manufactured or stored on, under or about such properties or facilities or transported or arranged for disposal to or from such properties or facilities, any Hazardous Materials which may be considered a violation of applicable Environmental Law.

(iii) During the time that the Company has owned, leased or operated its properties and facilities, there has been no litigation or proceeding brought or, to the Knowledge the Company, threatened against the Company by, or any settlement reached by the Company with, any Persons alleging the presence, disposal, release or threatened release of any Hazardous Materials, on from or under any of such properties or facilities.

(iv) To the Knowledge of the Company, there are no facts, circumstances or conditions relating to the properties and facilities owned, leased or operated by the Company which could give rise to a claim against the Company under any Environmental Law or to any material Environmental Costs and Liabilities.

(s) Related Party Transactions. Except as disclosed on Schedule 2.1(s), since June 17, 2004, no Related Party has been directly or indirectly a party to any contract or other arrangement (whether written or oral) with the Company providing for services (other than as an employee of the Company), products, goods or supplies, rental of real or personal property, or other wise requiring payments from or to the Company. For purposes hereof, the term “Related Party” shall mean any Seller or a director or officer of the Company or any member of his or her family or any corporation, partnership, limited liability company, other business entity or trust in which he or she or any member of his or her family has greater than a ten percent (10%) interest, or of which he or she or any member of his or her family is an officer, director, general partner, member or trustee.

(t) Insurance. Schedule 2.1(t) sets forth a list of the Company’s insurance policies (including property, casualty, liability (general, professional and directors and officers)

and workers’ compensation), listing for each policy the identity of the insurance carrier, the policy period, the limits and retentions and any special exclusions. Such policies are currently in full force and effect, all premiums have been paid in full with respect thereto and the Company has not received any notice of termination or modification from the insurance carriers. Schedule 2.1(t) also sets forth a true and complete description of any self-insurance arrangement by or affecting the Company, including any reserves established thereunder, if any.

(u) Taxes.

(i) The Company has timely filed with the appropriate taxing authorities all returns and reports in respect of Taxes (“Returns”) required to be filed by it (taking into account any extension of time to file granted to or on the account of the Company). True and correct copies of such Returns have been provided to the Purchaser. The information on such Returns is complete and accurate in all material respects. The Company has paid on a timely basis all Taxes (whether or not shown on any Return) due and payable. There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Company.

(ii) The Company has not received notice that any deficiencies for Taxes have been claimed, proposed or assessed by any taxing authority or other Governmental Authority with respect to the Company for any Pre-Closing Period and, to the best knowledge of the Company, there are no pending audits, investigations or claims for or relating to any liability in respect of Taxes of the Company, nor has the Company been notified of any request for such an audit. The Company has not requested any extension of time within which to file any currently unfiled returns in respect of any Taxes and no extension of a statute of limitations relating to any Taxes is in effect with respect to the Company.

(iii) (1) The Company has made or will make provision for all Taxes payable by it with respect to any Pre-Closing Period which are not payable prior to the Closing Date; (2) the provisions for Taxes with respect to the Company for the Pre-Closing Period are adequate to cover all Taxes with respect to such period; (3) the Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party; (4) all material elections with respect to Taxes made by the Company as of the date hereof are set forth in Schedule 2.1(u)(iii)(4); (5) the Company is not a “consenting corporation” under Section 341(f) of the Code, or any corresponding provision of state, local or foreign law; (6) there are no private letter rulings in respect of any Tax pending between the Company and any taxing authority; (7) the Company has never been a member of an affiliated group within the meaning of Section 1504 of the Code, or filed or been included in a combined, consolidated or unitary return of any Person other than the Company; (8) the Company is not liable for Taxes of any other Person, or is currently under any contractual obligation to indemnify any Person with respect to Taxes, or is a party to any tax sharing agreement or any other agreement providing for payments by the Company with respect to Taxes; (9) the Company is not, and has not been, a real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (10) the Company is not a person other than a United States person within the meaning of the Code; (11) the Company is not a party to any joint venture, partnership, or other arrangement or contract which could be treated as a partnership for federal income tax purposes; (12) the Company has not entered into any sale leaseback or any leveraged lease transaction that fails to satisfy the requirements of Revenue Procedure 75-21 (or similar provisions of foreign law); (13) the Company has not agreed and is not required, as a result of a change in method of accounting or otherwise, to include any adjustment under Section 481 of the Code (or any corresponding provision of state, local or foreign law) in taxable income; (14) the Company is not a party to any agreement, contract, arrangement or plan that would result (taking into account the transactions contemplated by this Agreement), separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code; (15) the Company has never been a Subchapter S corporation (as defined in Section 1361(a)(1) of the Code); (16) Schedule 2.1(u)(iii)(16) contains a list of all jurisdictions to which any Tax is properly payable by the Company; (17) the Company is not a personal holding company within the meaning of Section 542 of the Code; (18) the Company has not made an election and is not required to treat any of its assets as owned by another Person for federal income tax purposes or as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code (or any corresponding provision of state, local or foreign law).

(v) Employee Benefit Plans. The Company does not maintain or contribute to, and has never maintained, contributed to, or been obligated to contribute to, and has no obligations or Liabilities in respect of, any Employee Benefit Plan, including any Pension Plan or any Welfare Plan.

(w) Employee Matters.

(i) The Company has provided to the Purchaser a list of all current employees of the Company and their hourly rates of compensation or base salaries (as applicable), the date of last increase in such compensation or salaries, and all other compensation paid to such employees. To the Knowledge of the Company, no employee of the Company has any plans to terminate employment with the Company. The Company has complied with all Laws relating to the hiring of employees and the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the withholding and payment of social security and other Taxes.

(ii) Except as set forth on Schedule 2.1(w): (A) the Company is not delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them to date or amounts required to be reimbursed to such employees and, upon termination of the employment of any such employees, neither the Purchaser nor the Company will by reason of any event, fact or circumstance occurring or existing prior to the Closing be liable to any of such employees for severance pay or any other payments; (B) there is no unfair labor practice complaint against the Company pending before the National Labor Relations Board or any other Governmental Authority; (C) there is no labor strike, material dispute, slowdown or stoppage actually pending or, to the Knowledge of the Company, threatened against the Company; (D) the Company has not experienced any significant deterioration in its relationship with its employees; and (E) no labor union currently represents the employees of the Company and, to the Knowledge of the Company, no labor union has taken any action with respect to organizing the employees of the Company.

(iii) Except for payment of the Purchase Price to the Sellers, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (A) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of the Company, under any Employee Benefit Plan or otherwise; (B) increase any compensation or benefits payable under any Employee Benefit Plan or otherwise; or (C) result in the acceleration of the time of payment or vesting of any such compensation benefits. No Employee Benefit Plan or other arrangement provides benefits or payments contingent upon, triggered by or increased as a result of a change in the ownership or effective control of the Company.

(x) Bank Accounts and Powers of Attorney. Schedule 2.1(x) sets forth a true and complete list of (i) each bank, broker or other financial institution in or with which the Company has a depository account, investment or brokerage account, checking account, trust account, escrow account or safe deposit box; (ii) all account numbers for such accounts; and (iii) the names of all Persons who are authorized signatories on such accounts or who otherwise have access thereto. Except as set forth on Schedule 2.1(x), the Company has not granted any general or special powers of attorney to act on its behalf.

(y) Brokerage Fees. The Company has not engaged or authorized any broker, investment banker or other Person to act on its behalf, directly or indirectly, as a broker or finder who might be entitled to a fee, commission, or other remuneration in connection with the transactions contemplated by this Agreement.

(z) Inventory. The inventory of the Company is in merchantable condition, and suitable and usable or salable in the ordinary course of business for the purposes for which it was intended.

(aa) Restrictions on Business Activities. Except as set forth on Schedule 2.1(aa), there is no agreement, judgment, injunction, order or decree binding upon the Company or any Seller or, to the Knowledge of the Company, any employee of the Company, that has the effect of prohibiting or materially impairing any business practice of the Company or the conduct of business by the Company as currently conducted or from developing, marketing, and selling the products currently under development by the Company.

(bb) Books and Records. All accounts, books, ledgers, and official and other records prepared and kept by the Company are true, complete and accurate in all material respects and have been kept in accordance with sound business practices.

(cc) Trade Relations. Schedule 2.1(cc) sets forth the top ten (10) customers and top ten (10) suppliers of the Company for the fiscal year ended May 31, 2006. The Company has not received any written or oral notice from any material customers of the Company, or any material suppliers to the Company, that such customer or supplier intends to terminate, cancel or limit or adversely modify or change its business relationship with the

Company. To the Knowledge of the Company, no such termination, cancellation or limitations or any adverse modification or change will arise as a result of the execution, delivery or performance of this Agreement or any Ancillary Documents to which the Company is a party.

(dd) Disclosure. No representation or warranty made by the Company in this Agreement, nor any information contained in any Ancillary Document to be delivered by the Company or any Majority Shareholder pursuant hereto, or any information relating to the Company provided or made available to the Purchaser in connection with the transactions contemplated hereby, contains any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements or facts contained herein or therein not misleading in any material respect in light of the circumstances under which they were made.

2.2 Representations and Warranties of the Sellers. The Sellers, severally but not jointly, hereby represent and warrant to the Purchaser as follows:

(a) Authority. Each Seller has all necessary corporate or limited liability company power or legal capacity and authority to enter into and deliver this Agreement and each of the Ancillary Documents (if any) to which such Seller is a party, to carry out such Seller’s obligations hereunder and under such Ancillary Document and to consummate the transactions contemplated hereby and by such Ancillary Documents. All actions, authorizations and consents required by Law for the execution, delivery and performance by each Seller of this Agreement and each Ancillary Document to which such Seller is a party, and the consummation of the transactions contemplated hereby and thereby, have been properly taken or obtained.

(b) Execution and Delivery. This Agreement has been, and each Ancillary Document to which it is a party will be at the Closing, duly authorized, executed and delivered by such Seller and constitutes or will constitute at the Closing a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with their respective terms and conditions, except as enforceability thereof may be limited by applicable bankruptcy, reorganization, insolvency or other similar laws affecting or relating to creditors’ rights generally or by general principles of equity.

(c) No Conflicts. The execution, delivery and performance by each Seller of this Agreement and each Ancillary Document to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not violate, conflict with or result in a breach of any term, condition or provision of, or require the consent of any Person under, or result in the creation of or right to create any Lien upon any of the assets of such Seller under, (i) any Laws to which such Seller or any of its or his assets are subject, (ii) any permit, judgment, order, writ, injunction, decree or award of any Governmental Authority to which such Seller or any of its or his assets are subject, (iii) with respect to a Seller that is an entity, the certificate of formation or incorporation or the operating agreement or bylaws of such Seller (or their equivalent), or (iv) any license, indenture, promissory note, bond, credit or loan agreement, lease, agreement, commitment or other instrument or document to which such Seller is a party or by which such Seller or any of its or his assets are bound.

(d) Governmental Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority, is required to be obtained by each Seller in connection with or as a result of the execution and delivery of this Agreement or any of the Ancillary Documents, or the performance of such Seller’s obligations hereunder or thereunder.

(e) Organization, Standing and Qualification. Each Seller that is an entity is a corporation or limited liability company duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each such Seller has all corporate or limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

(f) Ownership. Each Seller owns, beneficially and of record, free and clear of any Liens, such number of shares of Common Stock as is set forth opposite his or its name on Schedule 2.1(f). At the Closing, upon delivery of and payment for such Shares as provided in this Agreement, all of the Shares owned by each Seller shall be transferred to the Purchaser, and the Purchaser shall have good and valid title to such Shares, free and clear of any Liens. Except as set forth in Schedule 2.2(f)), there are no outstanding subscriptions, options, warrants, calls, contracts, demands, commitments, convertible or exchangeable securities, profits interests, conversion rights, preemptive rights, rights of first refusal or other rights, agreements, arrangements or commitments of any nature whatsoever under which a Seller is or may become obligated to sell, assign or transfer any shares of capital stock of the Company owned by such Seller.

(g) Brokerage Fees. None of the Sellers has engaged or authorized any broker, investment banker or other Person to act on its behalf, directly or indirectly, as a broker or finder who might be entitled to a fee, commission or other remuneration in connection with the transactions contemplated by this Agreement.

2.3 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Sellers as follows:

(a) Authority. The Purchaser has all necessary power and authority to enter into and deliver this Agreement and each of the Ancillary Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and by the Ancillary Documents. All actions, authorizations, and consents required by Law for the execution, delivery and performance by Purchaser of this Agreement and each Ancillary Document to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been or prior to the Closing will have been properly taken or obtained.

(b) Execution and Delivery. This Agreement has been, and each Ancillary Document to which the Purchaser is a party will be at the Closing, duly authorized, executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms and conditions, except as enforceability thereof may be limited by applicable bankruptcy, reorganization, insolvency or other similar laws affecting or relating to creditors’ rights generally or by general principles of equity.

(c) No Conflicts. The execution, delivery, and performance by the Purchaser of this Agreement and each Ancillary Document to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not violate, conflict with or result in a breach of any term, condition, or provision of, or require the consent of any Person under, or result in the creation of or right to create any Lien upon any of the assets of the Purchaser under, (i) any Laws to which the Purchaser or any of its assets are subject, (ii) any judgment, order, writ, injunction, decree or award of any Governmental Authority to which the Purchaser or any of its assets are subject, (iii) the Certificate or Articles of Incorporation or Bylaws of the Purchaser, or (iv) any license, indenture, promissory note, bond, credit, or loan agreement, lease, agreement, commitment or other instrument or document to which the Purchaser is a party or by which any of its assets are bound, except where, in the case of clause (iv), such violation, conflict, breach, etc. would not, individually or in the aggregate, have a Material Adverse Effect on the Purchaser.

(d) Governmental Consents. No consent, approval, order, or authorization of, or registration, declaration or filing with, any Governmental Authority, is required to be obtained by the Purchaser in connection with or as a result of the execution and delivery of this Agreement or any of the Ancillary Documents, or the performance of its obligations thereunder.

(e) Organization, Standing and Qualification. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Purchaser has all requisite power and authority to own, lease, and operate its properties and to carry on its business as now being conducted.

(f) Brokerage Fees. The Purchaser has not engaged or authorized any broker, investment banker or other Person to act on its behalf, directly or indirectly, as a broker or finder who might be entitled to a fee, commission or other remuneration in connection with the transactions contemplated by this Agreement.

(g) Disclosure. No representation or warranty made by the Purchaser in this Agreement or in any Ancillary Document to be delivered by the Purchaser pursuant hereto contains any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements or facts contained herein or therein not misleading in any material respect in light of the circumstances under which they were made.

ARTICLE III

CERTAIN COVENANTS

3.1 Conduct of Business Pending the Closing. The Company hereby covenants and agrees that, prior to the Closing, except as contemplated by this Agreement or as set forth in

Schedule 3.1, it shall do the following (and each of the Majority Shareholders hereby covenants and agrees to cause the Company to comply with the provisions of this Section 3.1):

(a) conduct its business in the usual, regular and ordinary course consistent with recent past practice and use its commercially reasonable efforts to take, or refrain from taking, as the case may be, any action which would cause the representations and warranties made in Section 2.1, including, without limitation, Section 2.1(j), to become untrue or inaccurate, provided that between the date hereof and the Closing the Company may enter into one or more Cardiac Arrhythmia Licenses and the Commission Agreement referred to in Section 3.8 subject to complying with the provisions thereof; and

(b) use its commercially reasonable efforts to maintain and preserve its business organization and relationships with its customers, vendors, suppliers and others having business dealings with it and retain the services of its officers and employees.

3.2 No Solicitation. The Company shall not, and none of the Sellers shall, directly or indirectly (through their respective Affiliates, employees, agents or representatives), initiate contact with, solicit, encourage, respond to or participate in any way in discussions or negotiations with, or provide any information or assistance to, or take any other action intended or designed to facilitate the efforts of (including without limitation, the execution of any letter of intent, term sheet or definitive agreement), any Person other than the Purchaser concerning any acquisition of equity interest in the Company or any significant portion of the assets of the Company (including by merger or other similar transaction). The Company or the Sellers shall promptly notify the Purchaser if they are contacted or approached in respect of any such transaction, as well as the material terms of the proposed transaction and the identity of the contacting party.

3.3 Reasonable Efforts; Assurances. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall act in good faith and use all reasonable efforts to take or cause to be taken all action, and to do or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including using commercially reasonable efforts to (a) obtain all consents or approvals required or desirable in connection with the transactions contemplated hereby, (b) effect promptly all necessary or appropriate registrations or filings with any Governmental Authorities, and (c) fulfill or cause the fulfillment of the conditions to Closing set forth in Article IV. In case at any time after the Closing Date any further action is reasonably necessary or desirable to carry out the purposes of this Agreement, each of the parties hereto shall take such further action without additional consideration.

3.4 Access and Information.

(a) Prior to the Closing, the Company shall afford to the Purchaser and its accountants, counsel and other representatives full access upon reasonable prior notice and during normal business hours to all of the Company’s properties, books, accounts, records, contracts, and personnel and, during such period, the Company shall, and shall cause its accountants, counsel and other representatives to, furnish promptly to the Purchaser and its representatives all information concerning the Company’s business, properties and personnel as the Purchaser or its representatives may reasonably request; provided, however, that such investigation shall be conducted in a manner so as to minimize any unreasonable disruptions to the operations of the business and, consistent with the confidential nature of the transaction, the Purchaser shall not contact any customers or employees of the Company, without the prior consent of the Company.

(b) Upon execution of this Agreement, the Company shall deliver to Purchaser a budget, in reasonable detail, showing anticipated revenues, expenses, and capital expenditures for the twelve-month period subsequent to the date of this Agreement (the “Budget”). On or prior to the expiration of the initial twelve-month period covered by the Budget, the Company shall deliver a similar Budget for the next succeeding twelve-month period if the Closing shall not have occurred by then. The Company shall not modify the Budget without the prior written consent of Purchaser, which consent shall not be unreasonably withheld. Within 15 days after the end of each month between the date hereof and the Closing, the Company shall deliver to Purchaser an operating statement showing actual expenses and results of operation for the month (and for the cumulative period from the date of this Agreement) and comparing the actual expenses and operating results with the Budget. Prior to the Closing, the Company shall not incur any item of expense in excess of 10% more than the amounted budgeted therefor in the Budget without the prior written approval of the Purchaser, which consent shall not be unreasonably withheld.

(c) From time to time for a period of three (3) years after the Closing, the Purchaser shall afford, and shall cause the Company to afford, upon reasonable prior notice and during normal business hours of the Company, to the Seller Representative and his accountants, counsel and other representatives access to the books, records and personnel of the Company with respect to matters relating to the operations of the Company prior to the Closing Date to the extent that they have a legitimate business purpose for the same (e.g., for Tax purposes or for purposes of defending claims) and provided that such access does not unreasonably interfere with the operations of the Company.

3.5 Notification of Certain Matters. The Company and Purchaser shall promptly notify each other in writing:

(a) if, subsequent to the date of this Agreement and prior to the Closing Date, either of them becomes aware of the occurrence of any event or the existence of any fact that would render any of the representations and warranties made by it (and, in case of the Company, made by any Seller) in Sections 2.1, 2.2 or 2.3, as the case may be, if made on or as of the date of such event or the Closing Date, inaccurate or untrue (other than with respect to representations and warranties made as of a specified date);

(b) of any breach by either of them of any of its (and, in case of the Company, any of the Sellers’) covenant or agreement contained in this Agreement;

(c) of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement;

(d) of any notice or other communication from any Governmental Authority in connection with or relating to the transactions contemplated hereby; or

(e) if the Company or any Seller become aware of any material deterioration in the relationship with any customer, supplier, or employee of the Company.

3.6 Public Announcements. No party will issue or make or cause the publication of, any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto; provided, however, that nothing herein will prohibit any party from issuing, making or causing the publication of any such press release or public announcement to the extent that such party is advised by its legal counsel that such action is required by Law, in which case the party making such determination will use reasonable efforts to allow the other parties reasonable time to review and comment on such release or announcement in advance. For the purposes of this Section, the Company shall be entitled to give such prior written consent on behalf of the Sellers.

3.7 Transfer Taxes. The Sellers shall pay all transfer taxes, if any, payable in connection with the consummations of the transactions contemplated by this Agreement.

3.8 License for Cardiac Arrhythmia Applications.

(a) The Company is interested in entering into a license, as licensor, of its irreversible electroporation technology for Cardiac Arrhythmia Applications (hereafter referred to as a “Cardiac Arrhythmia License”). The Company desires to enter into the Commission Agreement in the form annexed as Exhibit A (the “Commission Agreement”) to appoint OncoAgent, LLC as its agent (the “Licensing Agent”), for a period of four years from the date hereof, to identify potential licensees for Cardiac Arrhythmia Licenses.

(b) Purchaser is willing to allow the Company to enter into the Commission Agreement and, under the terms and conditions of the Commission Agreement, to enter into one Cardiac Arrhythmia License provided that (i) any such Cardiac Arrhythmia License is permitted by the terms of the UC License, (ii) the Cardiac Arrhythmia License meets the requirements set forth on Exhibit A to the Commission Agreement, and (iii) between the date hereof and the Closing, the Company agrees to give the Purchaser written notice at least 30 days prior to entering into a Cardiac Arrhythmia License, which notice shall set forth, at a minimum, (x) the identity of the proposed licensee, (y) the details of all relationships or understandings, existing or proposed, between the licensee, the Company, and the Licensing Agent, and (z) the material terms of the proposed Cardiac Arrhythmia License. Purchaser shall have 30 days from receipt of such written notice to notify the Company in writing whether or not Purchaser wishes to acquire a Cardiac Arrhythmia License on the terms set forth in the Company’s notice. If the Purchaser elects to acquire a Cardiac Arrhythmia License, Purchaser and the Company shall proceed to enter into a Cardiac Arrhythmia License upon the terms and conditions contained in the

Company’s initial notice, and the Company shall not enter into any license with such proposed licensee. If the Purchaser elects not to acquire a Cardiac Arrhythmia License on the terms offered, the Company shall be free to enter into a Cardiac Arrhythmia License with the proposed licensee on the terms and conditions set forth in the Company’s initial notice.

(c) Purchaser consents to the Company’s execution of the Commission Agreement with the Licensing Agent in the form attached as Exhibit A. Upon the Closing, Purchaser agrees to cause the Company to honor its obligations to pay commissions to the Licensing Agent in accordance with the provisions of the Commission Agreement.

3.9 Human Use Tests.

(a) Following the execution of this Agreement and the receipt of necessary regulatory approvals, the Majority Shareholders agree to cause the Company to diligently perform human use tests (“Human Use Tests”) of the nature and scope described in the test protocol attached hereto as Exhibit B (“Test Protocol”). The Majority Shareholders and the Company will keep the Purchaser fully apprised of the status of the Human Use Tests and the results thereof, and will furnish the Purchaser with copies of any reports and written data resulting from the Human Use Tests. The Human Use Tests shall be performed in the United States unless regulatory approval cannot be obtained within a reasonable period of time, in which event the Human Use Tests may be performed in Europe following receipt of necessary regulatory approval there

(b) The Company anticipates that it may incur certain costs associated with the use of a hospital (or other location of treatment) where the Human Use Tests (including any agreed-upon extension thereof) are to be performed. The Purchaser shall reimburse the Company for these expenses incurred in connection with Human Use Tests within 30 days after receipt of the Company’s expense report relating to such expense.

(c) If the Human Use Tests do not achieve the results contemplated by the Test Protocol, the Purchaser may elect to (i) terminate this Agreement pursuant to Section 6.1(e) hereof, (ii) waive the Closing condition set forth in Section 4.2(a), or (iii) propose revisions to the Test Protocol and a continuation of the Human Use Tests. Any revision to the Test Protocol and extension of the Human Use Tests proposed by Purchaser shall require the mutual consent of Purchaser and the Company (which consent shall not be unreasonably withheld). In the event the Company consents to the revised Test Protocol, the Company shall continue the Human Use Tests in accordance with the terms of the revised Test Protocol, provided that (i) the Company shall be under no obligation to consent to more than one revision to the Test Protocol or more than one extension of the Human Use Tests, and (ii) Purchaser continues to pay the costs of any extended Human Use Tests in accordance with Section 3.9(b).

ARTICLE IV

CONDITIONS TO CLOSING

4.1 Conditions to Obligation of the Sellers. The obligation of the Sellers to consummate the transactions contemplated hereby shall be subject to the satisfaction on or prior to the Closing of the following conditions (any of which may be waived on behalf of the Sellers in writing by the Company):

(a) the Purchaser shall have performed and complied with all obligations and agreements required to be performed and complied with by it hereunder on or prior to the Closing (including, without limitation, those specified in Section 5.3);

(b) the representations and warranties of the Purchaser contained in this Agreement shall be true and correct as of the Closing Date as if made as of such date (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period);

(c) there shall be no order, decree or ruling by any Governmental Authority nor any action, suit, claim or proceeding by or before any Governmental Authority shall be pending, which seeks to restrain, prevent or materially delay or restructure the transactions contemplated hereby or by any Ancillary Document, or which otherwise questions the validity or legality of any such transactions;

(d) there shall be no statute, rules, regulation or order enacted, entered or enforced or deemed applicable to the transactions contemplated hereby which would prohibit or, render illegal the transactions contemplated by this Agreement or the Ancillary Documents;

(e) each of the documents to be delivered by the Purchaser pursuant to Section 5.3 shall have been so delivered by the Purchaser at the Closing.

4.2 Conditions to Obligation of the Purchaser. The obligation of the Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction on or prior to the Closing of the following conditions (any of which may be waived in writing by the Purchaser):

(a) the Majority Shareholders and the Company shall have performed the Human Use Tests described in the Test Protocol and the Human Use Tests shall have achieved the results set forth in the Test Protocol;

(b) the Sellers and the Company shall have performed or complied with all obligations and agreements required to be performed or complied with by any of them hereunder on or prior to the Closing (including, without limitation, those specified in Section 5.2);

(c) the representations and warranties of the Majority Shareholders and the Company contained in Section 2.1 of this Agreement and the representations and warranties of the Sellers contained in Section 2.2 of this Agreement shall be true and correct as of the Closing Date as if made as of such date (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period);

(d) there shall be no order, decree or ruling by any Governmental Authority nor any action, suit, claim or proceeding by or before any Governmental Authority shall be pending, which seeks to restrain, prevent or materially delay or restructure the transactions contemplated hereby or any Ancillary Document, or which otherwise questions the validity or legality of any such transactions;

(e) there shall be no statute, rules, regulation or order enacted, entered or enforced or deemed applicable to the transactions contemplated hereby which would prohibit or render illegal the transactions contemplated by this Agreement or the Ancillary Documents;

(f) the Company and the Sellers shall have obtained on terms and conditions satisfactory to the Purchaser all consents and approvals of third parties (including Governmental Authorities) that are required (i) for the consummation of the transactions contemplated hereby or any Ancillary Document, or (ii) in order to prevent a breach of, a default under or a termination, material change in the terms or conditions or material modification of, any Material Agreement as a result of the consummation of the transactions contemplated hereby;

(g) each director and officer of the Company designated in writing by the Purchaser shall have resigned effective as of the Closing (or alternatively, the Sellers and the Board of Directors of the Company shall have duly removed each director and officer so designated pursuant to California law); and

(h) each of the documents to be delivered by Sellers or the Company pursuant to Section 5.2 shall have been so delivered by Sellers or the Company at the Closing.

ARTICLE V

CLOSING

5.1 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Bond, Schoeneck & King, PLLC, 111 Washington Ave., Albany, New York 12210-2211, as soon as practicable but in no event later than 10:00 a.m., Eastern time, on the third (3rd) Business Day after the date on which each of the conditions set forth in Sections 4.1 and 4.2 have been satisfied or waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as the parties may mutually agree. The date on which the closing actually occurs is referred to herein as the “Closing Date”.

5.2 Deliveries by the Sellers and the Company. Subject to the terms and conditions hereof, the Sellers and the Company shall deliver the following to the Purchaser at or before the Closing:

(a) certificates, duly endorsed for transfer (or accompanied by a duly executed blank stock power), representing all of the Shares;

(b) the corporate minute book, seal, and stock ledger of the Company;

(c) evidence that the Company and/or the Sellers have obtained on terms and conditions reasonably satisfactory to the Purchaser all consents and approvals of third parties (including Governmental Authorities) that are required (i) for the consummation of the transactions contemplated hereby or (ii) in order to prevent a material breach of, a default under or a termination, material change in the terms or conditions or material modification of, any Material Agreement as a result of the consummation of the transaction contemplated hereby;

(d) original counterparts to a non-competition agreement, by and between the Purchaser and each of Paul Mikus, Gary Onik, M.D. and Boris Rubinsky, Ph.D., substantially in a form attached hereto as Exhibit C (the “Non-Competition Agreements”), duly executed by such Sellers;

(e) original counterparts to a consulting agreement, by and between the Purchaser and each of Gary Onik, M.D. and Boris Rubinsky, Ph.D., substantially in a form attached hereto as Exhibit D (the “Consulting Agreements”), duly executed by such Sellers;

(f) certificates of the Company and the Majority Shareholders, in form and substance reasonably satisfactory to the Purchaser, dated the Closing Date, certifying compliance with the conditions set forth in Sections 4.2(a), 4.2(b) and 4.2(c); and

(g) an opinion of Spectrum Law Group, LLP, counsel to the Company, in substantially the form attached hereto as Exhibit E;

5.3 Actions or Deliveries by the Purchaser. Subject to the terms and conditions hereof, the Purchaser shall deliver the following to the Sellers at or before the Closing:

(a) the Closing Installment of the Purchase Price in accordance with Section 1.3;

(b) a certificate of the Purchaser, in form and substance reasonably satisfactory to the Shareholder Representative, , dated the Closing Date and signed by the President and the Chief Financial Officer of the Purchaser evidencing compliance with the conditions set forth in Sections 4.1(a) and 4.1(b);

(c) original counterparts to the Non-Competition Agreements, duly executed by the Purchaser;

(d) original counterparts to the Consulting Agreements, duly executed by the Purchaser;

(e) an opinion of Bond, Schoeneck & King, PLLC, counsel to the Purchaser, in substantially the form of Exhibit F attached hereto.

5.4 Other Documents. The parties agree to execute and deliver on or before the Closing all other documents that are reasonably necessary or desirable in order to consummate the transactions contemplated hereby and to carry out the intent of this Agreement.

5.5 Expenses. Except as otherwise specifically provided herein, the Sellers, the Company, and the Purchaser shall each pay their own expenses, including, but not limited to, attorneys’, accountants’, financial advisors’ and brokers’ or finders’ fees, incurred in connection with the transactions contemplated hereby (“Expenses”), provided, however, that Expenses of the Company that do not exceed $30,000 in the aggregate shall be paid by the Sellers, and Expenses of the Company that exceed $30,000 in the aggregate shall be paid by the Company.

ARTICLE VI

TERMINATION

6.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual consent of the Purchaser, the Company, and the Shareholder Representative;

(b) by either the Purchaser, the Company, or the Shareholder Representative, if a permanent injunction or other order by any Federal or state court which would make illegal or otherwise restrain or prohibit the consummation of the transactions contemplated hereby shall have been issued and shall have become final and non-appealable;

(c) by the Purchaser in the event the representations and warranties of the Majority Shareholders or the Sellers set forth in the Agreement prove to be incorrect in any material respect;

(d) by the Purchaser in the event the Company fails to perform the Human Use Tests contemplated by Section 3.9;

(e) by the Purchaser in the event the Human Use Tests do not achieve the results set forth in the Test Protocol (after giving effect to any revisions to the Test Protocol and extension of the Human Use Tests, if any, agreed to pursuant to Section 3.9(c)); or

(f) by the Company or the Shareholder Representative in the event the Human Use Tests do not achieve the results set forth in the Test Protocol (after giving effect to any revisions to the Test Protocol and extension of the Human Use Tests, if any, agreed to pursuant to Section 3.9(c)) unless the Purchaser shall have waived the Closing condition set forth in Section 4.2(a).

6.2 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article VI, this Agreement shall thereafter become void and there shall be no liability on the part of any party hereto or their respective directors, officers, stockholders or agents, except that any such termination shall be without prejudice to the rights of any party hereto arising out of any breach by any other party of this Agreement. Termination of this Agreement shall not affect or impair the rights and obligations of the parties under the Distribution Agreement, which shall survive any termination of this Agreement.

ARTICLE VII

INDEMNIFICATION

7.1 Survival; Indemnity. The representations, warranties, covenants, and agreements of the parties contained in this Agreement, and the indemnification rights set forth in this Article VII, shall survive the Closing. Notwithstanding the foregoing, the representations and warranties of the parties shall only so survive until eighteen (18) months after the Closing Date; provided, however, that the representations and warranties contained in Section 2.1(a), (b), (e)(with respect to due incorporation), (f), (n) and (u) shall survive until three (3) years after the Closing Date (the period from the Closing Date to such applicable date is hereinafter referred to as the “Survival Period”). Nothing contained in the foregoing sentence shall prevent recovery under this Article after the expiration of the Survival Period so long as the party making a claim or seeking recovery complies with the provisions of clause (x) and (y) of the following sentence. No party shall have any claim or right of recovery for any breach of a representation, warranty, covenant or agreement unless (x) written notice is given in good faith by that party to the other party of the representation, warranty, covenant or agreement pursuant to which the claim is made or right of recovery is sought setting forth in reasonable detail the basis for the purported breach of the representation, warranty, covenant or agreement, the amount or nature of the claim being made, if then ascertainable, and the general basis therefor and (y) such notice is given prior to the expiration of the Survival Period.

7.2 Indemnification by the Majority Shareholders and by all Sellers.

(a) The Majority Shareholders, jointly and severally, agree to indemnify the Purchaser and its officers, directors, shareholders, employees, Affiliates, attorneys, accountants and agents (the “Purchaser Parties”), and hold them harmless from and against any and all damages, losses, liabilities, costs and expenses (including, without limitation, reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding) (collectively, “Purchaser Damages”) incurred or suffered by the Purchaser Parties as a result of any breach or inaccuracy of any representation, warranty, covenant or agreement of the Sellers or the Company contained in this Agreement, or any certificate delivered by the Sellers or the Company pursuant to this Agreement, other than a breach or inaccuracy of any representation or warranty contained in Section 2.2.

(b) Each Seller, severally but not jointly with other Sellers, agrees to indemnify the Purchaser Parties and hold them harmless from and against any and all Purchaser Damages incurred or suffered by the Purchaser Parties as a result of the breach or inaccuracy of any representation or warranty contained in Section 2.2. made by such Seller.

(c) Notwithstanding the foregoing, from and after the Closing, the Majority Shareholders shall have no liability under Section 7.2(a) arising out of or as a result of a breach of any representation or warranty unless and until the aggregate amount of all claims by the Purchaser Parties arising out of one or more breaches of representations or warranties by the Majority Shareholders or the Company exceeds One Hundred Fifty Thousand Dollars ($150,000) (the “Indemnity Threshold”) in the aggregate. The maximum amount which the Purchaser Parties can recover for all claims for Purchaser Damages under this Section 7.2 shall not exceed, in the aggregate, Sixteen Million Dollars ($16,000,000).

7.3 Indemnification by Purchaser. The Purchaser agrees to indemnify the Sellers from and after the Closing and to hold the Sellers and their respective officers, directors, stockholders, employees, Affiliates, attorneys, accountants and agents (the “Seller Parties”) harmless from and against any and all damages, losses, liabilities, costs and expenses (including, without limitation, reasonable expenses of investigation and reasonable attorneys ‘ fees and expenses in connection with any action, suit or proceeding) (collectively, “Seller Damages”) incurred or suffered by the Seller Parties arising out of any breach of any representation, warranty, covenant, or agreement of the Purchaser, or that arises out a product liability claim resulting from the use of any product sold by the Company after the Closing Date, unless such claim arises out of a breach of a representation and warranty made by the Majority Shareholders in this Agreement. Notwithstanding the foregoing, from and after the Closing, Purchaser shall have no liability under this Section 7.3 arising out of or as a result of a breach of any representation or warranty contained in Section 2.2 unless and until the aggregate amount of all claims by the Seller Parties arising out of one or more breaches of such representations or warranties by Purchaser exceeds the Indemnity Threshold in the aggregate.

7.4 Indemnification Procedures

(a) Notification of Claims. Upon any party (the “Indemnified Party”) becoming aware of a fact, condition or event that constitutes a basis for a claim for Purchaser Damages or Seller Damages, as the case may be, in respect thereof against the other party (the “Indemnifying Party”) under Section 7.2 or 7.3, if such a claim is to be made, the Indemnified Party will with reasonable promptness and specificity notify the Indemnifying Party or Parties in writing of such fact, condition or event. The failure to notify the Indemnifying Party or Parties under this Section 7.4 shall not relieve any Indemnifying Party of any liability that it may have to the Indemnified Party except to the extent that such failure to notify shall have resulted in a waiver of any lawful and valid affirmative defense to any third-party claim or otherwise materially prejudices the Indemnifying Party or Parties in connection with the administration or defense of such third-party claim.

(b) Third-Party Claims.

(i) Upon receipt by the Indemnifying Party or Parties of any notice of claim for indemnification hereunder arising from a third-party claim, the Indemnifying Party or Parties shall assume the administration and defense of such third-party claim with counsel that is reasonably satisfactory to the Indemnified Party and shall proceed with the administration and defense of such third-party claim diligently and in good faith; provided, however, that any Indemnifying Party shall be entitled to assume the administration and defense of such third-party claim only if it agrees in writing with the Indemnified Party that it is obligated to indemnify the Indemnified Party pursuant to this Article with respect to such third-party claim; and provided, further that no Indemnifying Party shall be entitled to assume the administration and defense of any third-party claim that (A) seeks an injunction or other equitable relief that might materially and adversely affect any Indemnified Party, or (B) involves any criminal action or any claim that could reasonably be expected to result in a criminal action against any Indemnified Party. Each parties’ counsel in connection with this transaction shall be deemed to be reasonably satisfactory to the other party for purposes of this Section 7.4(b)(i). The Indemnified Party shall be fully consulted by the Indemnifying Party or Parties and shall have the right to participate, at its own expense, in the investigation, administration and defense of such third-party claim. Any party hereto receiving notice of any proposed settlement of any such third-party claim shall promptly provide a copy of such notice to the other parties hereto. The Indemnifying Party or Parties shall not have the right to settle or compromise any third-party claim for which indemnification is being sought hereunder without the consent of the Indemnified Party unless as a result of such settlement or compromise the Indemnified Party is fully discharged and released from any and all liability with respect to such third-party claim. The Indemnified Party shall make available to the Indemnifying Party or Parties and its counsel all books, records, documents and other information relating to any third-party claim for which indemnification is sought hereunder, and the parties to this Agreement shall render to each other reasonable assistance in the defense of any such third-party claim.

(ii) Notwithstanding any other provision of this Agreement, if the Indemnified Party is not entitled to defend a third-party claim under Section 7.4(b)(i), the Indemnified Party shall have the absolute right, at its election (to be exercised in its sole discretion by written notice to the Indemnifying Party or Parties) to assume from the Indemnifying Party or Parties the administration and defense of any such third-party claim against the Indemnified Party with counsel that is reasonably satisfactory to the Indemnifying Party. In such event, the Indemnified Party shall proceed with the administration and defense of such third-party claim(s) diligently and in good faith, and the Indemnifying Party shall be fully consulted by the Indemnified Party or Parties and shall have the right to participate, at its own expense, in the investigation, administration and defense of such third-party claim. The Indemnifying Party or Parties shall be responsible for the costs and expenses of the administration and defense of such claim(s) incurred prior to the Indemnified Party or Parties’ assumption of the administration and defense of such claim(s) and shall not be responsible for costs and expenses incurred after such assumption, and the Indemnifying Party shall have the right to participate in, but not control, the defense of such claim(s) at the sole cost and expense of the Indemnifying Party.

7.5 Right of Offset. The Purchaser is hereby expressly authorized to offset against amounts payable pursuant to any Payment Installment, any and all amounts payable by the Sellers to any Purchaser Party pursuant to this Article; provided, however, that the Purchaser may not effect any such offset unless and until the earliest of the following shall have occurred: (A) the Shareholder Representative shall have acknowledged in writing the Sellers’ obligation to indemnify hereunder and shall not dispute the amount of the indemnification claim, (B) the Shareholder Representative shall have failed to give written notice to the claimant, within 15 days of the receipt by the Shareholder Representative of a written notice of claim pursuant to Section 7.4 to dispute the Sellers’ obligation to indemnify hereunder or the amount of such claim, or (C) in the event that the Shareholder Representative shall have timely given the notice described in clause (B) of this sentence, the Purchaser places the amount of such offset in escrow to be held and disbursed by an escrow agent reasonably satisfactory to the Shareholder Representative in accordance with an Escrow Agreement in substantially the form of Exhibit G attached hereto.

ARTICLE VIII

SHAREHOLDER REPRESENTATIVE

8.1 Appointment and Powers of Shareholder Representative. By virtue of their execution and delivery of this Agreement, the Sellers shall be deemed to have irrevocably constituted and appointed, effective as of the date of this Agreement, a committee consisting of Paul Mikus, Gary Onik, and Boris Rubinsky, with such committee acting by the majority vote of such members of the committee (in such capacity, collectively, the “Shareholder Representative”), as their true and lawful agent and attorney-in-fact to enter into any agreement in connection with the transactions contemplated by this Agreement, to exercise all or any of the powers, authority, and discretion conferred on it hereunder, to waive any terms and conditions of this Agreement, to give and receive notices and communications, to authorize delivery to the Purchaser of any portion of the Purchase Price in satisfaction of indemnification claims by any Purchaser Party, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and commence legal action and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, to receive and disburse payments of Contingent Purchase Price, and to take all actions necessary or appropriate in the judgment of the Shareholder Representative for the accomplishment of the foregoing, provided that the Shareholder Representative may not commence any action, proceeding, or arbitration on behalf of Seller Shellwater & Co. without its prior written consent in each instance.

8.2 Notice of Third Party Claims; Binding Effect, Etc. Any notice of any third party claim for which any Purchaser Party is an Indemnified Party shall be deemed to have been delivered by the Purchaser to the Sellers pursuant to Section 7.4(b) if validly delivered to the Shareholder Representative. The Sellers shall be bound by all actions taken by and all omissions of the Shareholder Representative in its capacity thereof. The Shareholder Representative shall at all times act in its capacity as Shareholder Representative in a manner that the Shareholder Representative believes in good faith to be in the best interest of the Sellers as a group.

8.3 Limitation on Liability. None of the Company, the Shareholder Representative, or their respective shareholders, officers, directors, affiliates, members, agents or representatives shall be liable to any Seller or any of its or his shareholders, officers, directors, affiliates, heirs, estate, successors, assigns and agents for any error of judgment, or any action taken, suffered or omitted to be taken, under this Agreement, except in the case of its gross negligence, bad faith, or willful misconduct. The Shareholder Representative may consult with legal counsel, independent public accountants, and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants, or experts. The Shareholder Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants, or conditions of this Agreement. As to any matters not expressly provided for in this Agreement, the Shareholder Representative shall not be required to exercise any discretion or take any action. Each Seller severally shall indemnify and hold harmless and shall reimburse the Shareholder Representative from and against such Seller’s ratable share of any and all liabilities, losses, damages, claims, costs, or expenses suffered or incurred by the Shareholder Representative arising out of or resulting from any action taken or omitted to be taken by the Shareholder Representative under this Agreement, other than such liabilities, losses, damages, claims, costs or expenses arising out of or resulting from the Shareholder Representative’s gross negligence, bad faith, or willful misconduct (the “Shareholder Representative Expenses”). The Shareholder Representative shall be entitled to reimbursement of expenses from any Payment Installment. The Shareholder Representative shall make available to each Seller reasonable documentation of the Shareholder Representative Expenses. Notwithstanding anything to the contrary, in all matters relating to Article VII, the Shareholder Representative shall be the only party entitled to assert the rights of the Sellers, and the Shareholder Representative shall perform all of the obligations of the Sellers hereunder. The Purchaser, the Company, and Purchaser Parties shall be entitled to rely on all statements, representations and decisions of the Shareholder Representative as those of the Sellers, without any independent investigation or verification.

ARTICLE IX

DEFINITIONS

9.1 Certain Definitions. For purposes of this Agreement, the following terms and phrases shall have the following meanings:

“Affiliate” shall have the meaning ascribed to it in Rule 405 promulgated under the Securities Act.

“Business Day” shall mean any Monday, Tuesday, Wednesday, Thursday, or Friday that is not a day on which banking institutions in the State of New York are authorized by law, regulation or executive order to close.

“Cardiac Arrhythmia Applications” shall mean irreversible electroporation products or methods designed to generate ablation zones in cardiac tissues with the intent of interrupting the electrical conduction pathways that sustain cardiac arrhythmias such as atrial fibrillation.

“Cardiovascular Patent” shall mean a United States utility patent, or foreign equivalent, whose claims cover Cardiovascular Products.

“Cardiovascular Products” shall mean catheter-based irreversible electroporation products designed to reduce the incidence of restenosis associated with angioplasty procedures.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Employee Benefit Plan” shall mean any “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or unwritten) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof), of the Company or any ERISA Affiliate, which are now, or were within the past six years, maintained by the Company or any ERISA Affiliate, or under which the Company or any ERISA Affiliate has or could have any obligation or liability, whether actual or contingent (and including, without limitation, any liability arising out of an indemnification, guarantee, hold harmless or similar agreement), including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements.

“Environmental Law” shall mean any federal, state, local or foreign law (including any common law), statute, code, ordinance, rule, regulation or other requirement relating to the environment, natural resources or public or employee health and safety, and includes, but not limited to, CERCLA, the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., as amended, the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., as amended, the Clean Water Act, 33 U.S.C. § 2601 et seq., as amended, the Clean Air Act, 42 U.S.C. § 7401 et seq., as amended, the Toxic Substances Control Act, 15 U.S.C. § 6901 et seq., as amended, the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. § 136 et seq., as amended, the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., as amended, the New York Navigation Law, as amended, and the Occupational Safety and Health Act, 29 U.S.C. § 6901 et seq., as amended.

“Environmental Costs and Liabilities” shall mean any and all losses, liabilities, obligations, damages, fines, penalties, judgments, actions, claims, costs and expenses (including, without limitation, fees, disbursements and expenses of legal counsel, experts, engineers and consultants and the costs of investigation and feasibility studies and remedial activities) arising from or under any Environmental Law or order or contract with any Governmental Authority or any other Person.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity that, together with the Company, is or was treated as a single employer under Section 414(b), (c) or (m) of the Code.

“GAAP” shall mean generally accepted accounting principles as in effect in the United States.

“Governmental Authority” shall mean any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Hazardous Materials” shall mean any petroleum or petroleum products, radioactive materials, asbestos-containing materials, radon gas, PCBs and any other hazardous or toxic substance, material or waste which is or becomes prior to the Closing regulated under, or defined as a “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “toxic chemical,” “hazardous materials,” “toxic substance” or “hazardous chemical” under any Environmental Law.

“Knowledge of the Company” shall mean the actual knowledge of Paul Mikus, Gary Onik, M.D., or Boris Rubinsky, Ph.D., upon due inquiry.

“Laws” shall mean all applicable statutes, rules, regulations, ordinances, orders, writs, injunctions, judgments, decrees, awards, or restrictions of any governmental entity.

“Liabilities” shall mean any liability or obligation, including without limitation, any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured.

“Liens” shall mean any security interest, mortgage, lien, charge, claims, option and encumbrance.

“Majority Shareholders” shall mean Mikus Consulting Group, Inc., Gary Onik, M.D., P.A., and LYDS, LLC.

“Material Adverse Effect” used in connection with a party shall mean any event, change or effect that is or is reasonably likely to become materially adverse to the condition (financial or otherwise), properties, assets, liabilities, businesses, operations, results of operations or prospects of such party and its subsidiaries, if any, on a consolidated basis.

“Net Sales” shall mean the gross receipts received by the Company, the Purchaser, or any Affiliate of the Purchaser from the sale of Cardiovascular Products covered by the claims of a Cardiovascular Patent, less cash, trade or quantity discounts, duties and taxes, insurance and transportation charges, and returns and allowances.

“Payment Installment” shall mean each installment of Fixed Purchase Price or Contingent Purchase Price required to be paid hereunder.

“Pension Plan” shall mean any qualified or non-qualified Employee Pension Benefit Plan (including, any Multiemployer Plan), as such term is defined in Section 3(2) of ERISA.

“Person” shall mean any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental entity of any kind.

“Pre-Closing Period” shall mean all taxable periods ending on or before the Closing Date and the portion ending on or before the Closing Date of any taxable period that includes (but does not end on) the Closing Date.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Subsidiary” shall mean, as to any Person, any corporation, partnership, limited liability company or other entity which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors, the general managers or other persons performing similar functions, are at the time directly or indirectly owned by such Person; unless otherwise specified, “Subsidiary” means a Subsidiary of the Company.

“Taxes” shall mean taxes, fees, levies, duties, tariffs, imposts, and governmental impositions or charges of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority, including (without limitation) (i) income, franchise, profits, gross receipts, ad valorem, net worth, value added, sales, use, service, real or personal property, special assessments, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, and (ii) interest, penalties, additional taxes and additions to tax imposed with respect thereto.

“UC License” shall mean the exclusive License dated June 23, 2004 between the Company and the Regents of the University of California for Tissue Ablation with Irreversible Electroporation, as amended or modified.

“Welfare Plan” shall mean any Employee Welfare Benefit Plan, as such term is defined in Section 3(1) of ERISA.

9.2 Other Defined Terms. Each of the following terms have the meaning assigned to it in the Section indicated:

Term	Section
Agreement	First Paragraph
Ancillary Documents	2.1(a)
Balance Sheet Date	2.1(i)
Budget	3.4(b)
Cardiac Arrhythmia Licenses	3.8(a)
CERCLA	2.1(r)
Closing	5.1
Closing Date	5.1
Closing Installment	1.5
Commission Agreement	3.8(a)
Company	First Paragraph

Consulting Agreements	5.2(e)
Contingent Purchase Price	1.6
Deposit	1.3
Distribution Agreement	Recitals
Expenses	5.5
Financial Statements	2.1(h)
Fixed Purchase Price	1.2
Human Use Tests	3.9
Indemnified Party	7.4(a)
Indemnifying Party	7.4(a)
Indemnity Threshold	7.2(c)
Licensing Agent	3.8(a)
Long-Term Debt	1.2
Material Agreements	2.1(o)
Non-Competition Agreements	5.2(d)
Organization Documents	2.1(e)
Per Share Consideration	1.4(a)
Proprietary Rights	2.1(n)
Purchase Price	1.2
Purchaser	First Paragraph
Purchaser Damages	7.2(a)
Purchaser Parties	7.2(a)
Real Property	2.1(m)
Related Party	2.1(s)
Sellers	First Paragraph
Seller Damages	7.3
Seller Parties	7.3
Shares	Recitals
Shareholder Representative	8.1
Shareholder Representative Expenses	8.3
Survival Period	7.1
Tax Returns	2.1(u)
Test Protocol	3.9

ARTICLE X

MISCELLANEOUS

10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally (including delivery by courier service), transmitted by telecopy or mailed by registered or certified mail, postage prepaid, return receipt requested, or sent by a nationally recognized overnight courier service, as follows:

(a) If to the Purchaser, to:

AngioDynamics, Inc.

603 Queensbury Avenue

Queensbury, New York 12804

Attention: Eamonn Hobbs

Telecopy: (518) 798-3138

with copies sent contemporaneously to:

Bond, Schoeneck & King, PLLC

111 Washington Avenue

Albany, New York 12210

Attention: Gregory J. Champion, Esq.

Telecopy: (518) 533-3299

(b) If to the Company, the Sellers, or the Shareholder Representative, to:

Before the Closing:

Oncobionic, Inc.

30211 Avenida de las Banderas, Suite 200

Rancho Santa Margarita, CA 92688

Attention: Paul Mikus

Telecopy: (949) 888-6659

After the Closing:

Mikus Consulting Group, Inc.

31 Pegasus Drive

Coto de Caza, California 92679

Attention: Paul Mikus

Telecopy: (949) 766-1043

with a copy sent contemporaneously to:

Gary Onik, M.D., P.A.

5119 Keeneland Circle

Orlando, FL 32819

LDYS, L.L.C.

1900 Vallejo Street, Apt. 301

San Francisco, CA 94123

Spectrum Law Group, LLP

1900 Main Street, Suite 125

Irvine, California 92614

Attention: Marc A. Indeglia, Esq.

Telecopy: (949) 851-5940

or to such other address as the Person to whom notice is to be given may have previously furnished to the other parties in writing in accordance herewith. Notice shall be deemed given on the date received (or, if receipt thereof is refused, on the date of such refusal).

10.2 Amendments and Waivers. This Agreement may not be amended, modified, or supplemented except by written agreement of the parties hereto. No waiver by any party of any non-compliance, default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent non-compliance, default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

10.3 Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Exhibits and Schedules attached to this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. The use of the terms “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively. References to any “Article,” “Section,” “Exhibit,” or “Schedule” shall refer to an Article or Section of, or an Exhibit or Schedule to, this Agreement. In any case where the concept of materiality is applied more than once to qualify any provision of this Agreement (whether by cross-referencing or incorporation or otherwise), such provision shall be interpreted as if only one, but the broadest one, of such materiality qualification applied to it. Any due diligence review, audit or other investigation or inquiry undertaken or performed by or on behalf of a party shall not limit, qualify, modify, or amend the representations, warranties or covenants of, or indemnities made by any other party pursuant to this Agreement, irrespective of the knowledge and information received (or which should have been received) therefrom by the investigating party and consummation of the transactions contemplated herein by a party shall not be deemed a waiver of a breach of or inaccuracy in any representation, warranty or covenant or of any other party’s rights and remedies with regard thereto.

10.4 Assignment; Binding Upon Successors and Assigns. None of the parties hereto may assign or delegate any of its rights or obligations hereunder without the prior written consent of the other parties hereto. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, legatees, distributees and assigns.

10.5 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors, permitted assigns and legal representatives, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature.

10.6 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties. Counterparts delivered in fax or “pdf” form shall be as effective as manually signed counterparts; provided, however, that any party supplying a fax or pdf counterpart shall promptly forward an originally executed counterpart.

10.7 Governing Law; Venue; Jurisdiction. The laws of the State of New York (irrespective of its choice of law principles) will govern the validity of this Agreement, the construction of its terms and the interpretation and enforcement of the rights and duties of the parties hereto, provided that Seller Shellwater & Co. will be entitled to all defenses available to it under California law. This Agreement shall be enforceable in any court of competent jurisdiction. In furtherance of and not in limitation of the foregoing, the parties hereto (i) agree and consent to the personal jurisdiction and venue of the courts sitting in either Albany County, New York or Orange County, California in any action or proceeding arising out of or connected in any way with this Agreement, (ii) irrevocably waive, to the fullest extent permitted by law, any claim that any such proceeding brought in such a court has been brought in an inconvenient forum, and (iii) agree that service of process in any such action or proceeding will be sufficient if sent by certified mail, return receipt requested, to applicable address set forth above, and that such service shall constitute “personal service,” and further agree to the invocation of said jurisdiction by service of process in any other manner authorized by law.

10.8 Severability. If any term or provision of this Agreement shall, to any extent, be held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall not be affected thereby and this Agreement shall be deemed severable and shall be enforced otherwise to the full extent permitted by law.

10.9 Entire Agreement. This Agreement (including the Schedules and Exhibits referred to herein and which form a part hereof) and the Ancillary Documents constitute the entire agreement among the parties hereto and supersedes all prior agreements and understandings, oral and written, among the parties hereto with respect to the subject matter hereof except for a confidentiality agreement by and among the parties hereto, if any.

10.10 Schedules and Exhibits. The Schedules and Exhibits attached hereto are incorporated herein and made a part hereof for all purposes.

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IN WITNESS WHEREOF, this Stock Purchase Agreement has been duly executed and delivered by the parties hereto on the date first above written.

PURCHASER:

ANGIODYNAMICS, INC.

By:
Name:	Eamonn Hobbs
Title:	Chief Executive Officer

COMPANY:

ONCOBIONIC, INC.

By:
Name:	Gary Onik, M.D.
Title:	President

SELLERS:

MIKUS CONSULTING GROUP, INC.

By:
Name:	Paul W. Mikus
Title:	President

GARY ONIK, M.D., P.A.

By:
Name:	Gary Onik M.D.
Title:	President

LYDS, LLC

By:
Name:	Dan Rubinsky
Title:	Manager

MARC A. INDEGLIA AND KAREN M. INDEGLIA, TRUSTEES OF THE INDEGLIA FAMILY TRUST DATED 21 JULY 2004

By:
Name:	Marc A. Indeglia
Title:	Trustee

SHELLWATER & CO. (as nominee for the Regents of the University of California)

By:
Name:	Veronica Lanier
Title:	Acting Director

Pat Reischman

Jay Eum

Jacob Lavee, M.D.

Luis Mir, Ph.D.